Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE

Contact: Compass Group USA Investments, LLP Cheryl Queen (704) 329-4018

YORKMONT FIVE, INC. COMPLETES ACQUISITION OF
CREATIVE HOST SERVICES, INC;
ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD OF
CASH TENDER OFFER

     CHARLOTTE, NC (April 15, 2004) — Compass Group USA Investments, LLP today announced the completion of the cash tender offer by its wholly owned indirect subsidiary, Yorkmont Five, Inc., for the outstanding shares of common stock of Creative Host Services, Inc. (Nasdaq: CHST). The subsequent offering period of the tender offer expired at 5:00 p.m., New York City time, on Wednesday, April 14, 2004.

     As a result of the tender offer, including the subsequent offering period, Yorkmont has accepted for payment and promptly paid for an aggregate of 8,637,444 shares, or 94% of all outstanding Creative Host shares.

     Compass Group intends to file a Certificate of Ownership and Merger with the Commissioner of Corporations of the State of California on Friday, April 16, 2004. Thereafter, the Creative Host shares will be delisted from trading on the Nasdaq SmallCap Market and will be withdrawn from registration under the Securities Act of 1934. All remaining publicly held Creative Host shares, other than shares held by Creative Host shareholders who properly exercise dissenters’ rights under California law, will be acquired for $3.40 per share, in cash, without interest, as provided in the merger agreement. As a result of the merger, Creative Host will become a wholly owned indirect subsidiary of Compass Group.

     Compass Group USA Investments, LLP is an indirect subsidiary of UK-based Compass Group PLC (CPG.L), the world’s largest contract foodservice company with operations in more than 90 countries. Compass Group PLC employs more than 425,000 associates and was recognized in 2003 by Fortune as the world’s tenth largest employer. Compass Group PLC reports annual revenues of $18 billion.

     Creative Host Services, Inc. (including its wholly owned subsidiary, GladCo Enterprises, Inc.) is engaged in the business of acquiring, managing, and operating airport concessions such as food and beverage, cocktail and lounge, and news and gift retail facilities at various locations across the United States.

     This press release may contain “forward-looking statements,” which represent expectations or beliefs concerning future events. Investors are cautioned that a number of important factors could, individually or in the aggregate, cause actual events to differ materially from such forward-looking statements. These factors include, without limitation, the satisfaction or waiver of conditions contained in the merger agreement.